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                     11% SENIOR SUBORDINATED NOTES DUE 2007

                           THE DIALOG CORPORATION PLC
                        NOTICE OF GUARANTEED DELIVERY OF
                     11% SENIOR SUBORDINATED NOTES DUE 2007

    This form, or a form substantially equivalent to this form, must be used to accept the Offer (as defined below) if certificates for the principal amount of 11% Senior Subordinated Notes due 2007 (the "Notes") are not immediately available, if the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all other documents required by the Consent and Letter of Transmittal to be delivered to The Bank of New York, as Depositary, on or prior to the expiration of the Offer. Such form may be delivered by hand or transmitted by mail, or by facsimile transmission, to the Depositary. See Section 8--"Procedures for Tendering Notes and Delivering Consents" in the Statement (as defined below). The Eligible Institution (as defined below) which completes this form must communicate the guarantee to the Depositary and either the Consent and Letter of Transmittal and certificates for Notes must be delivered to the Depositary or the Depositary must receive confirmation of book-entry transfer of the Notes to the Depositary's account at The Depository Trust Company within three New York Stock Exchange trading days after the Expiration Date (as defined in the Statement). Failure to do so could result in a financial loss to such Eligible Institution.

                      TO: THE BANK OF NEW YORK, DEPOSITARY

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
                                     BY OVERNIGHT COURIER
           BY MAIL:              AND BY HAND AFTER 4:30 P.M.:     BY HAND BEFORE 4:30 P.M.:
     The Bank of New York            The Bank of New York            The Bank of New York
    101 Barclay Street 7E           101 Barclay Street 7E           101 Barclay Street 7E
      New York, NY 10286              New York, NY 10286              New York, NY 10286
 Attention: Carolle Montreuil    Attention: Carolle Montreuil    Attention: Carolle Montreuil

                                         BY FACSIMILE

                                        (212) 815-6339
                                FOR ELIGIBLE INSTITUTIONS ONLY

                                     CONFIRM BY TELEPHONE
                                   (for Confirmation Only)
                                        (212) 815-5788
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    Delivery of this instrument to an address other than as set forth above or transmission of instructions via a facsimile number other than one listed above will not constitute a valid delivery.

    This form is not to be used to guarantee signatures. If a signature on the Consent and Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Consent and Letter of Transmittal.
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Ladies and Gentlemen:

    The undersigned hereby tenders to The Dialog Corporation plc, a company incorporated in England and Wales (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2000 (the "Offer to Purchase"), and the Consent and Letter of Transmittal (which together with the Offer to Purchase, constitutes the "Offer"), receipt of which hereby is acknowledged, the principal amount of 11% Senior Subordinated Notes due 2007 (the "Notes") of the Company, listed below, pursuant to the guaranteed delivery procedure set forth in Section 8--"Procedures for Tendering Notes and Delivering Consents" in the Offer to Purchase and Consent Solicitation Statement, dated March 24, 2000 (the "Statement").

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Principal Amount of Notes                     Signature
------------------------------------------------------------------------------------------
Certificate Nos. (if available):              Name(s) of Record Holder(s):
                                              (Please Print)
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If Notes will be tendered                     Address:
by book-entry transfer:
Name of Tendering Institution:
------------------------------------------------------------------------------------------
Account No. at The Depositary Trust Company   Area Code and Telephone Number:
------------------------------------------------------------------------------------------

                                        GUARANTEE
                         (NOT TO BE USED FOR SIGNATURE GUARANTEE)

    The undersigned, a bank, broker, dealer, credit union, savings association, or other entity which is a member in good standing of the Securities Transfer Agents Medallion
Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock
Exchange Medallion Program, or a bank, broker, dealer, credit union, savings association, or other entity which is an "eligible guarantor institution," as such term is defined in
Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each an "Eligible
Institution"), guarantees to deliver to the Depositary at one of its addresses set forth above (i) certificate(s) for the Notes tendered hereby, in proper form for transfer, together with a properly completed and duly executed Consent(s) and Letter(s) of
Transmittal, with any required signature. Notes tendered hereby into the Depositary's account at The Depository Trust Company, all within three New York Stock Exchange trading days after the Expiration Date.
-------------------------------------------   -------------------------------------------
                Name of Firm                              Authorized Signature

--------------------------------------------  --------------------------------------------
                  Address                                         Name

--------------------------------------------  --------------------------------------------
           City, State, Zip Code                                 Title

--------------------------------------------
       Area Code and Telephone Number

--------------------------------------------

Date:  __________________________________________,
2000
DO NOT SEND CERTIFICATES WITH THIS FORM. YOUR CERTIFICATES MUST BE SENT WITH THE CONSENT
AND LETTER OF TRANSMITTAL.
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